UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2026

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 18, 2026, OKYO Pharma LTD (the “Company”) issued this 6K announcing new positive findings from an exploratory analysis of patient-reported outcomes in its recently completed Phase 2 proof-of-concept trial of urcosimod (0.05%) for the treatment of NCP. This new quality-of-life (QoL) data will be presented at the Association for Research in Vision and Ophthalmology (ARVO) 2026 Annual Meeting. The presentation, titled: “First-in-Human Study of Urcosimod to Treat Neuropathic Corneal Pain (NCP) Shows Clinically Meaningful Pain Reduction and Quality-of-Life Improvement in NCP Patients” will detail the Phase 2a clinical trial results, including reductions in pain as measured by the VAS, improvements in patient-reported QoL measures, as well as signals suggesting potential restoration of corneal nerve structure in NCP patients. This event represents a key opportunity to share these new findings with global eye and vision researchers, clinicians, and industry leaders.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-293145)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: March 18, 2026	By:	/s/ Keeren Shah
	Name:	Keeren Shah
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	News Announcement, dated March 18, 2026

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